Exhibit 5.1

May 16, 2012

Westar Energy, Inc.

818 South Kansas Avenue

Topeka, KS 66612

Dear Ladies and Gentlemen:

I am the General Counsel of Westar Energy, Inc., a Kansas corporation (the “Company”), and, in this regard, I have acted as counsel for the Company in connection with the issuance by the Company pursuant to the Underwriting Agreement dated May 14, 2012 (the “Underwriting Agreement”), among the Company and BNP Paribas Securities Corp., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC (the “Representatives”) as representatives of the several Underwriters listed therein (the “Underwriters”), of and additional $300,000,000 aggregate principal amount of its First Mortgage Bonds, 4.125% Series due 2042 (the “Reopening Bonds”). The Reopening Bonds are to be issued under and secured by the Mortgage and Deed of Trust, dated July 1, 1939, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to Harris Trust and Savings Bank, as trustee (the “Trustee”), as amended and supplemented by forty-two indentures supplemental thereto, and as to be amended and supplemented by a forty-second supplemental (reopening) indenture thereto, dated as of May 17, 2012 (together, the “Amended Mortgage”).

I, as your counsel, have examined originals or copies of such documents, certified or otherwise identified to my satisfaction, corporate records, certificates of public officials and other instruments as I have deemed necessary or advisable for the purposes of rendering this opinion.

On the basis of the foregoing, I advise you that, in my opinion, the Reopening Bonds have been duly authorized in accordance with the Amended Mortgage, and, when executed and authenticated in accordance with the provisions of the Amended Mortgage and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

I am a member of the Bar of the State of Kansas and the foregoing opinion is limited to the laws of the State of Kansas (except state securities or blue sky laws).

I hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Very truly yours,

/s/ Larry D. Irick
Larry D. Irick

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